UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DATALOGIC INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.O01 PER SHARE

(Title of Class of Securities)

23804Q-10-2

(CUSIP Number)

DAVID WALTERS

30950 Rancho Viejo Rd. #120

San Juan Capistrano, CA  92675

 (949) 260-0150

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  |

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Systems Evolution, Inc.

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|   2  |

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

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|   3  |

SEC Use Only

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|   4  |

Source of Funds

OO

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|   5  |

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

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|   6  |

Citizenship or Place of Organization

Idaho

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| 7 | Sole Voting Power

Number of

38,475,000

Shares Bene-                 -----------------------------------------------------------------------------------------------------

ficially

| 8 | Shares Voting Power

Owned by Each

N/A

Reporting                      -----------------------------------------------------------------------------------------------------

Person With

| 9 | Sole Dispositive Power

38,475,000

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       10 | Shared Dispositive Power

N/A

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|  11  |

Aggregate Amount Beneficially Owned by Each Reporting Person

38,475,000

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|  12  |

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

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|  13  |

Percent of Class Represented by Amount in Row (11)

39.2%

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|  14  |

Type of Reporting Person

CO

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of DataLogic International, Inc. (the “Company”).  The principal executive offices of the Company are located at 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.

Item 2. Identity and Background

This Statement on Schedule 13D is being filed by Systems Evolution, Inc., an Idaho corporation, having its principal office at 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675 (the "Reporting Person"):

During the last five years, the Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

On February 28, 2007, Systems Evolution, Inc. (“SEVI”) completed a business combination with the Company in which SEVI disposed of the assets of its information technology staffing business in exchange for 38,475,000 shares of the Company’s Common Stock (after payment of consulting fees related to the transaction), plus assumption of related liabilities and a potential cash earn-out payment of up to $250,000.

As a result of this transaction, and based on information provided by the Company regarding its outstanding securities, SEVI currently beneficially owns approximately 39.2% of the Company’s common stock and holds approximately 39.2% of the voting power of the Company’s outstanding securities.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Person may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Person acquired the securities of the Company in a transaction which relates to or results in:

(a)

the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

The Reporting Person does not have any present plans or proposals which relate to or result in:

(b)

a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(c)

a material change in the present capitalization or dividend policy of the Company;

(d)

other material changes in the Company’s business or corporate structure;

(e)

changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(f)

a reorganization involving the Company;

(g)

a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

any action similar to any of those enumerated in (b) through (i), above.

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7, 8, 9, 10, 11 and 13 from page 2 of this statement are incorporated herein by reference. The Reporting Person owns 38,475,000 shares of the Company’s Common Stock, representing 39.2% of the Company's outstanding Common Stock, based upon 98,251,776 shares outstanding as disclosed by the Company in the transaction described in Item 3 above and other information provided by the Company regarding its outstanding securities.

(c)  The Reporting Person acquired the common stock as a result of the transaction discussed in Item 3 above.

(d) N/A.

(e)  N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 1(1)

Asset Purchase Agreement

(1)

Filed as an Exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 6, 2007, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2007

SYSTEMS EVOLUTION, INC.

By: /s/ David Walters

       Chief Executive Officer